UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

 _______________________

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

YY INC.

(Name of Subject Company (Issuer))

YY INC.

(Name of Filing Person (Issuer))
_______________________

2.25% Convertible Senior Notes due 2019
(Title of Class of Securities)

98426TAB2
(CUSIP Number of Class of Securities)

 _______________________

Eric He
Chief Financial Officer
YY Inc.
Building B-1, North Block of Wanda Plaza
No. 79 Wanbo Er Road

Nancun Town, Panyu District, Guangzhou 511442
People’s Republic of China
+86 (20) 8212-0088

with copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai 200040, China +86 21 6193-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)
_______________________

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$400,000,000(1)	US$46,360.00(2)

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.25% Convertible Senior Notes due 2019 (the “Notes”), as described herein, is US$1,000 per US$1,000 principal amount outstanding. As of February 28, 2017, there was US$400,000,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of US$400,000,000 (excluding accrued but unpaid interest).

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals US$115.90 for each US$1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of March 24, 2014 (the “Indenture”), by and between YY Inc. (the “Company”) and Deutsche Bank Trust Company Americas, as trustee and paying agent, for the Company’s 2.25% Convertible Senior Notes due 2019 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to require the Company to repurchase the Notes, as set forth in the Company’s Notice to the Holders dated March 1, 2017 (the “Repurchase Right Notice”) and the related notice materials filed as exhibits to this Schedule TO (which Repurchase Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Right”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

ITEMS 1 through 9.

The Company is the issuer of the Notes and is obligated to repurchase all of the Notes if properly surrendered by the Holders under the terms and subject to the conditions set forth in the Repurchase Right. The Notes are convertible into the Company’s American depositary shares (“ADSs”), each representing 20 Class A common shares, par value US$0.00001 per share of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, People’s Republic of China, and the telephone number at this address is +86 (20) 8212-0000. The Company’s registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited of Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KYI-1111, Cayman Islands.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Repurchase Right is incorporated by reference into this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

(a)       Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Repurchase Right is not subject to any financing conditions, (iii) the Repurchase Right applies to all outstanding Notes, and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b)       Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)       Not applicable.

(c)       Not applicable.

ITEM 12. EXHIBITS.

(a)(1)	Repurchase Right Notice to Holders of 2.25% Convertible Senior Notes due 2019 Issued by YY Inc., dated March 1, 2017.

(a)(5)	Press release issued by the Company, dated March 1, 2017.

(b)	Not applicable.

(d)	Indenture, dated as of March 24, 2014, between the Company and Deutsche Bank Trust Company Americas, as trustee, incorporated by reference to Exhibit 4.25 from the Company’s Annual Report on Form 20-F (File No. 001-35729) filed with the Securities and Exchange Commission on April 21, 2015.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YY INC.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Dated: March 1, 2017

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Repurchase Right Notice to Holders of 2.25% Convertible Senior Notes due 2019 Issued by YY Inc., dated March 1, 2017.
(a)(5)	Press release issued by the Company, dated March 1, 2017.
(d)	Indenture, dated as of March 24, 2014, between the Company and Deutsche Bank Trust Company Americas, as trustee, incorporated by reference to Exhibit 4.25 from the Company’s Annual Report on Form 20-F (File No. 001-35729) filed with the Securities and Exchange Commission on April 21, 2015.